September 2013 Pricing Sheet dated September 13, 2013 relating to Preliminary Terms No. 1,063 dated September 11, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities Based on the Performance of the Russell 2000® Index due September 18, 2020
With the Coupon and the Payment at Maturity Subject to the Performance of the Russell 2000® Index
Principal at Risk Securities
PRICING TERMS – SEPTEMBER 13, 2013
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$3,560,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	September 13, 2013
Original issue date:	September 18, 2013 (3 business days after the pricing date)
Maturity date:	September 18, 2020
Early redemption:
If, on any annual redemption determination date, beginning on September 18, 2016, the index closing value is greater than or equal to the initial index value, the securities will be automatically redeemed for the early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Redemption determination dates:	Annually, on each September 15, beginning September 15, 2016 and ending September 15, 2019, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	The third business day after the relevant early redemption determination date
Initial index value:	1,053.98, which is the index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Contingent quarterly coupon:
A contingent coupon at an annual rate of 7.50% (corresponding to approximately $18.75 per quarter per security) will be paid on the securities on each coupon payment date but only if the index closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the index closing value is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the entire 7-year term of the securities so that you will receive few or no contingent quarterly coupons.

Barrier level:	790.485, which is equal to 75% of the initial index value
Coupon payment dates:
With respect to each observation date other than the final observation date, the third business day after the related observation date.  The payment of the contingent quarterly coupon, if any, with respect to the final observation date will be made on the maturity date.

Observation dates:
Quarterly, on the 15th day of each March, June, September and December, beginning December 15, 2013, subject to postponement for non-index business days and certain market disruption events.  We also refer to September 15, 2020 as the final observation date.

Payment at maturity:
•  If the final index value is greater than or equal to the barrier level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
•  If the final index value is less than the barrier level: (i) the stated principal amount multiplied by (ii) the index performance factor

Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN	61761JLM9 / US61761JLM98
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$950.30 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$19	$981
Total	$3,560,000	$67,640	$3,492,360

(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $19 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,063 dated September 11, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012        Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.